Exhibit 99.1

Puxin Limited Announces Second Quarter 2019 Unaudited Financial Results

BEIJING, August 13, 2019 – Puxin Limited (NYSE: NEW) (“Puxin” or the “Company”), a successful consolidator of the after-school education industry in China, today announced its unaudited financial results for the second quarter ended June 30, 2019.

Second Quarter 2019 Financial and Operational Highlights

•	Net revenues were RMB632.9 million (US$92.2 million), an increase of 19.1% from RMB531.3 million in the second quarter of 2018.
•	Operating loss was RMB168.7 million (US$24.6 million), an increase of 96.1% from RMB86.1 million in the second quarter of 2018.
•	Adjusted operating loss[1] was RMB53.3 million (US$7.8 million), a decrease of 12.6% from RMB61.0 million in the second quarter of 2018.
•	Net loss attributable to Puxin Limited was RMB194.6 million (US$28.4 million), an increase of 3.3% from RMB188.4 million in the second quarter of 2018.
•	Adjusted net loss attributable to Puxin Limited[2] was RMB60.7 million (US$8.8 million), a decrease of 14.4% from RMB70.9 million in the second quarter of 2018.
•	Adjusted EBITDA[3] was RMB(25.8) million (US$(3.8) million), an increase of 33.3% from RMB(38.7) million in the second quarter of 2018.
•	Cash and cash equivalents were RMB500.6 million (US$72.9 million), compared with RMB778.0 million as of December 31, 2018.
•	Student enrollments increased by 39.5% to 725,118 from 519,962 in the second quarter of 2018.

Mr. Yunlong Sha, Chairman and Chief Executive Officer of Puxin, commented, “We are pleased to report that we made solid progress during the second quarter. Net revenues grew 19.1% year-over-year to RMB632.9 million, and business continued to move forward with strong momentum while our adjusted net loss attributable to Puxin Limited narrowed by 14.4% from the same period last year. In particular, revenues from K-12 education rose 30.4% year-over-year, mainly driven by our efforts to enlarge organic growth in student enrollments. Gross profit for the quarter increased by 23.6% year-over-year while our gross margin reached 47.4%. Although we took a modest approach to opening new learning centers and acquisitions during late last year in response to changes in the regulatory environment, student enrollments during the quarter increased by 39.5% and our class retention rate further reached 71.4%. We believe the solid growth demonstrates the effective implementation of our PBS system in lower-tier cities. We dedicated our efforts particularly to class retention rate, with a notable rise in the quality of classroom content and a strong team of teachers. This productive approach helped us grow market shares in lower-tiered cities. Going forward, we will stay focused on our plans to further develop Puxin Online School and continue acquiring new schools. Overall, we are particularly pleased to have narrowed our loss while achieving such solid top-line growth in the first half of 2019. We are excited and confident about our future growth in the education market in China.

[1]

Adjusted operating loss is a non-GAAP financial measure, which is defined as operating loss excluding share-based compensation expenses. See “Use of Non-GAAP Financial Measures” and “Reconciliations of GAAP and non-GAAP results” elsewhere in this earnings release.

[2]

Adjusted net loss attributable to Puxin Limited is a non-GAAP financial measure, which is defined as net loss attributable to Puxin Limited excluding share-based compensation expenses and loss on changes in fair value of convertible notes, derivative liabilities and warrants and loss on extinguishment of convertible notes. See “Use of Non-GAAP Financial Measures” and “Reconciliations of GAAP and non-GAAP results” elsewhere in this earnings release.

[3]

EBITDA is a non-GAAP financial measure, which is defined as net loss excluding depreciation, amortization, interest expense, interest income and income tax (benefits) expenses; adjusted EBITDA is a non-GAAP financial measure, which is defined as net loss excluding depreciation, amortization, interest expense, interest income, income tax (benefits) expenses, share-based compensation expenses, loss on changes in fair value of convertible notes, derivative liabilities and warrants and loss on extinguishment of convertible notes. See “Use of Non-GAAP Financial Measures” and “Reconciliations of GAAP and non-GAAP results” elsewhere in this earnings release.

Financial Results for the Second Quarter of 2019

Net Revenues

Net revenues increased by 19.1% to RMB632.9 million (US$92.2 million) from RMB531.3 million in the second quarter of 2018. This increase was primarily driven by an increase in student enrollments. Student enrollments increased by 39.5% to 725,118 from 519,962 in the same period of 2018.

Cost of Revenues

Cost of revenues increased by 15.3% to RMB332.8 million (US$48.5 million) from RMB288.6 million in the same period of 2018, primarily due to an increase in teaching staff’s compensation. Cost of revenues, excluding share-based compensation expenses, increased by 15.8% to RMB331.7 million (US$48.3 million) from RMB286.3 million in the second quarter of 2018.

Gross Profit and Gross Margin

Gross profit was RMB300.1 million (US$43.7 million), an increase of 23.6% from RMB242.7 million in the same period of 2018. Gross margin was 47.4%, compared with 45.7% for the same period in 2018.

Operating Expenses

Total operating expenses increased by 42.6% to RMB468.8 million (US$68.3 million) from RMB328.8 million in the second quarter of 2018.

Selling expenses increased by 15.1% to RMB241.7 million (US$35.2 million) from RMB210.0 million in the second quarter of 2018. Selling expenses, excluding share-based compensation expenses, increased by 17.2% to RMB236.4 million (US$34.4 million) from RMB201.6 million in the second quarter of 2018. The increases were primarily due to increases in sales and marketing staff compensation.

General and administrative expenses increased by 91.2% to RMB227.1 million (US$33.1 million) from RMB118.7 million during the same period of 2018. General and administrative expenses, excluding share-based compensation expenses, increased by 13.3% to RMB118.2 million (US$17.2 million) from RMB104.4 million in the second quarter of 2018. The increases were primarily due to increases in staff compensation.

Total share-based compensation expenses allocated to related operating costs and expenses increased to RMB115.4 million (US$16.8 million) from RMB25.1 million in the same period of 2018, primarily due to new grants of options to employees in the first quarter of 2019.

Operating Loss and Operating Margin

Operating loss increased by 96.1% to RMB168.7 million (US$24.6 million) from RMB86.1 million in the second quarter of 2018.

Operating margin was (26.7)% in the second quarter of 2019, compared with (16.2)% in the same period in 2018.

Adjusted operating loss was RMB53.3 million (US$7.8 million), compared with RMB61.0 million in the second quarter of 2018.

Adjusted operating margin was (8.4)%, compared with (11.5)% in the same period of the prior year.

Net Loss

Net loss attributable to Puxin Limited increased by 3.3% to RMB194.6 million (US$28.4 million) from RMB188.4 million during the second quarter of 2018. Basic and diluted net loss per ADS attributable to Puxin Limited were RMB2.28 (US$0.34), compared with RMB2.88 during the same period of 2018.

Adjusted net loss attributable to Puxin Limited was RMB60.7 million (US$8.8 million), compared with RMB70.9 million during the same period of 2018. Adjusted basic and diluted net loss per ADS attributable to Puxin Limited4 were RMB0.71 (US$0.10), compared with RMB1.09 during the same period of 2018.

EBITDA

EBITDA was RMB(159.8) million (US$(23.3) million), compared with RMB(156.2) million in the second quarter of 2018.

EBITDA margin was (25.2)% in the second quarter of 2019, compared with (29.4)% in the same period in 2018.

Adjusted EBITDA was RMB(25.8) million (US$(3.8) million), compared with RMB(38.7) million in the second quarter of 2018.

Adjusted EBITDA margin was (4.1)%, compared with (7.3)% in the same period in 2018.

Cash and cash equivalents

As of June 30, 2019, the Company had total cash and cash equivalents of RMB500.6 million (US$72.9 million), compared with RMB778.0 million as of December 31, 2018.

Business Outlook

For the third quarter of 2019, based on the information available as of the date of this press release, the Company expects net revenues to be between RMB937.5 million and RMB971.0 million, which represents an increase of 40% to 45% year-over-year. These forecasts reflect the Company's current and preliminary views on the market and operational conditions, which are subject to change.

Conference Call Information

Puxin’s management team will hold a conference call on August 13, 2019 at 8:00 AM U.S. Eastern Time (or 8:00 PM on the same day, Beijing/Hong Kong Time) following the quarterly results announcement. Participants may access the call by dialing the following numbers:

International:	+1-412-902-4272

China:	4001-201203

US:	+1-888-346-8982

Hong Kong:	+852-301-84992

Passcode:	Puxin

Please dial in 10 minutes before the call is scheduled to begin. When prompted, ask to be connected to the Puxin Limited Call. Participants will be required to state their name and company upon entering the call.

A replay of the conference call will be accessible two hours after the conclusion of the conference call through August 20, 2019 by dialing the following numbers:

International:	+1-412-317-0088

US:	+1-877-344-7529

Passcode:	10134205

A live webcast and archive of the conference call will be available on the Investor Relations section of Puxin’s website at http://ir.pxjy.com/.

[4]

Adjusted basic and diluted net loss per ADS attributable to Puxin Limited is a non-GAAP financial measure, which is defined as basic and diluted net loss per ADS attributable to Puxin Limited excluding share-based compensation expenses, loss on changes in fair value of convertible notes, derivative liabilities and warrants and loss on extinguishment of convertible notes. See “Use of Non-GAAP Financial Measures” and “Reconciliations of GAAP and non-GAAP results” elsewhere in this earnings release.

Exchange Rate

The Company’s business is primarily conducted in China and all of the revenues are denominated in Renminbi (“RMB”). This announcement contains translations of certain RMB amounts into U.S. dollars (“USD”) at specified rates solely for the convenience of the readers. Unless otherwise noted, all translations from RMB to USD are made at the rate of RMB6.8650 to US$1.00, the exchange rate set forth in the H.10 statistical release of the Federal Reserve Board on June 28, 2019. No representation is made that the RMB amounts could have been, or could be, converted, realized or settled into US$ at that rate on June 28, 2019, or at any other rate.

Use of Non-GAAP Financial Measures

To supplement the Company’s financial results presented in accordance with U.S. GAAP, the Company also uses non-GAAP financial measures, including adjusted operating loss, adjusted net loss attributable to Puxin Limited, EBITDA, adjusted EBITDA, adjusted basic and diluted net loss per ADS attributable to Puxin Limited, as supplemental measures to review and assess the Company’s operating performance. Adjusted operating loss is defined as operating loss excluding share-based compensation expenses; adjusted net loss attributable to Puxin Limited is defined as net loss attributable to Puxin Limited excluding share-based compensation expenses, loss on changes in fair value of convertible notes, derivative liabilities and warrants and loss on extinguishment of convertible notes; EBITDA is defined as net loss excluding depreciation, amortization, interest expense, interest income and income tax (benefits) expenses; adjusted EBITDA is defined as net loss excluding depreciation, amortization, interest expense, interest income, income tax (benefits) expenses, share-based compensation expenses, loss on changes in fair value of convertible notes, derivative liabilities and warrants and loss on extinguishment of convertible notes, and adjusted basic and diluted net loss per ADS attributable to Puxin Limited are defined as basic and diluted net loss per ADS attributable to Puxin Limited excluding share-based compensation expenses, loss on changes in fair value of convertible notes, derivative liabilities and warrants and loss on extinguishment of convertible notes.

The Company believes that these non-GAAP financial measures provide useful information about the Company’s operating results, enhance the overall understanding of the Company’s past performance and future prospects and allow for greater visibility with respect to key metrics used by the Company’s management in its financial and operational decision-making.

Non-GAAP financial measures are not defined under U.S. GAAP and are not presented in accordance with U.S. GAAP. These non-GAAP financial measures have limitations as analytical tools, and when assessing the Company’s operating performance, investors should not consider them in isolation. In addition, calculations of this non-GAAP financial information may be different from calculations used by other companies, and therefore comparability may be limited.

The Company mitigates these limitations by reconciling the non-GAAP financial measures to the most comparable U.S. GAAP performance measures, all of which should be considered when evaluating our performance.

For more information on this non-GAAP financial measure, please see the table captioned “Reconciliations of GAAP and non-GAAP results” set forth at the end of this press release.

Safe Harbor Statement

This press release contains forward-looking statements made under the “safe harbor” provisions of Section 21E of the Securities Exchange Act of 1934, as amended, and the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will”, “expects”, “anticipates”, “future”, “intends”, “plans”, “believes”, “estimates”, “confident” and similar statements. The Company may also make written or oral forward-looking statements in its reports filed with or furnished to the U.S. Securities and Exchange Commission, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Any statements that are not historical facts, including statements about the Company’s beliefs and expectations, are forward-looking statements that involve factors, risks and uncertainties that could cause actual results to differ materially from those in the forward-looking statements. Such factors and risks include, but not limited to the following: its goals and strategies, its ability to achieve and maintain profitability, its ability to attract and retain students to enroll in its courses, its ability to effectively manage its business expansion and successfully integrate businesses it acquired, its ability to identify or pursue targets for acquisitions, its ability to compete effectively against its competitors, its ability to improve the content of its existing courses or to develop new courses, and relevant government policies and regulations relating to the Company’s corporate structure, business and industry. Further information regarding these and other risks is included in the Company’s filings with the U.S. Securities and Exchange Commission. All information provided in this press release is current as of the date of the press release, and the Company does not undertake any obligation to update such information, except as required under applicable law.

About Puxin Limited

Puxin Limited (“Puxin” or the “Company”) is a successful consolidator of the after-school education industry in China. Puxin has a strong acquisition and integration expertise to effectively improve education quality and operational performance of acquired schools. Puxin offers a full spectrum of K-12 and study-abroad tutoring programs designed to help students achieve academic excellence, as well as prepare for admission tests and applications for top schools, universities and graduate programs in China and other countries. The Company has developed a business model effectively combining strategic acquisitions and organic growth achieved through successful post-acquisition integration, which has differentiated the Company from other after-school education service providers in China. For more information, please visit http://www.pxjy.com/.

Contacts

Puxin Limited

Phone: +86-10-6269-8930

E-mail: ir@pxjy.com

Institutional Capital Advisory (ICA)

Mr. Kevin Yang

Phone: +86-021-8028-6033

E-mail: puxin@icaasia.com

PUXIN LIMITED

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

(In thousands of RMB and USD, except for share, per share and per ADS data)

	As of December 31,	As of June 30,
	2018	2019	2019
	RMB	RMB	USD
ASSETS

Current assets
Cash and cash equivalents	778,006	500,556	72,914
Restricted cash, current portion	-	344,700	50,211
Inventories	9,659	11,280	1,643
Prepaid expenses and other current assets	128,638	98,639	14,368
Total current assets	916,303	955,175	139,136

Non-current assets
Restricted cash, non-current portion	40,971	39,141	5,701
Operating lease right-of-use assets	-	804,322	117,163
Property, plant and equipment, net	248,801	270,933	39,466
Intangible assets	218,978	210,309	30,635
Goodwill	1,243,817	1,358,165	197,839
Deferred tax assets	3,456	1,478	215
Rental deposit	64,693	64,765	9,434
Other non-current assets	-	34,000	4,953
TOTAL ASSETS	2,737,019	3,738,288	544,542

LIABILITIES

Current liabilities
Accrued expenses and other current liabilities (including accrued expenses and other current liabilities of the consolidated VIE without recourse to the Group of RMB490,696 and RMB712,735 as of December 31, 2018 and June 30, 2019, respectively)	515,623	766,598	111,669
Income tax payable of the consolidated VIE without recourse to the Group	15,755	12,131	1,767
Deferred revenue, current portion (including deferred revenue, current portion of the consolidated VIE without recourse to the Group of RMB862,043 and RMB999,890 as of December 31, 2018 and June 30, 2019, respectively)	876,861	1,011,142	147,289
Operating lease liabilities, current portion (including operating lease liabilities, current portion of the consolidated VIE without recourse to the Group of RMB nil and RMB224,631 as of December 31, 2018 and June 30, 2019, respectively)	-	225,249	32,811
Amounts due to related parties (including amounts due to related parties of the consolidated VIE without recourse to the Group of RMB3,199 and RMB404 as of December 31, 2018 and June 30, 2019, respectively)	54,493	22,898	3,335
Bank borrowing of the consolidated VIE without recourse to the Group	106,600	353,900	51,551
Promissory notes, current portion (including promissory notes, current portion of the consolidated VIE without recourse to the Group of RMB190,000 and RMB nil as of December 31, 2018 and June 30, 2019, respectively)	361,888	171,625	25,000
Total current liabilities	1,931,220	2,563,543	373,422

PUXIN LIMITED

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

(In thousands of RMB and USD, except for share, per share and per ADS data)

	As of December 31,	As of June 30,
	2018	2019	2019
	RMB	RMB	USD

Non-current liabilities
Deferred revenue, non-current portion of the consolidated VIE without recourse to the Group	121,191	110,939	16,160
Operating lease liabilities, non-current portion of the consolidated VIE without recourse to the Group	-	516,397	75,222
Deferred tax liabilities of the consolidated VIE without recourse to the Group	71,031	68,637	9,998
Franchise deposits of the consolidated VIE without recourse to the Group	1,763	1,873	273
Derivative liabilities (including derivative liabilities of the consolidated VIE without recourse to the Group of RMB nil and RMB nil as of December 31, 2018 and June 30, 2019, respectively)	63,942	164,279	23,930
TOTAL LIABILITIES	2,189,147	3,425,668	499,005

SHAREHOLDERS’ EQUITY
Ordinary shares (par value of USD0.00005 per share; 1,000,000,000 and 1,000,000,000 shares authorized, 188,627,228 and 188,627,228 shares issued and 165,038,164 and 173,927,126 shares outstanding as of December 31, 2018 and June 30, 2019, respectively)	62	62	9
Additional paid-in capital	1,944,325	2,154,533	313,843
Statutory reserve	4,595	4,595	669
Accumulated other comprehensive income	68,214	66,133	9,633
Accumulated deficit	(1,469,303)	(1,912,718)	(278,619)
Total Puxin Limited shareholders’ equity	547,893	312,605	45,535
Non-controlling interest	(21)	15	2
TOTAL SHAREHOLDERS’ EQUITY	547,872	312,620	45,537

TOTAL LIABILITIES AND TOTAL SHAREHOLDERS’ EQUITY	2,737,019	3,738,288	544,542

PUXIN LIMITED

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

(In thousands of RMB and USD, except for share, per share and per ADS data)

	For the three months ended June 30,
	2018	2019	2019
	RMB	RMB	USD

Net revenues	531,304	632,922	92,195
Cost of revenues (including share-based compensation expenses of RMB2,276 and RMB1,178 for the three months ended June 30, 2018 and 2019, respectively)	288,582	332,828	48,482
Gross profit	242,722	300,094	43,713

Operating expenses:
Selling expenses (including share-based compensation expenses of RMB8,411 and RMB5,347 for the three months ended June 30, 2018 and 2019, respectively)	210,025	241,739	35,213
General and administrative expenses (including share-based compensation expenses of RMB14,369 and RMB108,844 for the three months ended June 30, 2018 and 2019, respectively)	118,747	227,063	33,075
Total operating expenses	328,772	468,802	68,288

Operating loss	(86,050)	(168,708)	(24,575)

Interest expense	12,606	10,193	1,485
Interest income	181	4,144	604
Foreign exchange gain	-	179	26
Loss on changes in fair value of convertible notes, derivative liabilities and warrants	92,485	18,617	2,712
Gain on disposal of subsidiary	93	-	-
Loss before income taxes	(190,867)	(193,195)	(28,142)
Income tax (benefits) expenses	(2,476)	1,424	207
Net loss	(188,391)	(194,619)	(28,349)
Less: Net income attributable to non-controlling interest	19	18	3
Net loss attributable to Puxin Limited	(188,410)	(194,637)	(28,352)

Net loss per share attributable to Puxin Limited
Basic and diluted	(1.44)	(1.14)	(0.17)
Net loss per ADS attributable to Puxin Limited
Basic and diluted	(2.88)	(2.28)	(0.34)

Weighted average shares used in calculating basic and diluted net loss per share	130,533,721	170,511,022	170,511,022

Note: Each ADS represents two ordinary shares.

PUXIN LIMITED

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS

(In thousands of RMB and USD)

	For the three months ended June 30,
	2018	2019	2019
	RMB	RMB	USD

Net loss	(188,391)	(194,619)	(28,349)

Other comprehensive (loss) income, net of tax:
Change in cumulative foreign currency translation adjustments	(4,557)	4,383	638
Total comprehensive loss	(192,948)	(190,236)	(27,711)
Less: comprehensive income attributable to non-controlling interest	19	18	3

Total comprehensive loss attributable to Puxin Limited	(192,967)	(190,254)	(27,714)

PUXIN LIMITED

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

(In thousands of RMB and USD, except for share, per share and per ADS data)

	For the six months ended June 30,
	2018	2019	2019
	RMB	RMB	USD

Net revenues	1,027,012	1,248,597	181,879
Cost of revenues (including share-based compensation expenses of RMB 3,252 and RMB2,580 for the six months ended June 30, 2018 and 2019, respectively)	562,040	668,427	97,367
Gross profit	464,972	580,170	84,512

Operating expenses:
Selling expenses (including share-based compensation expenses of RMB10,647 and RMB12,465 for the six months ended June 30, 2018 and 2019, respectively)	374,672	464,373	67,644
General and administrative expenses (including share-based compensation expenses of RMB296,571 and RMB195,072 for the six months ended June 30, 2018 and 2019, respectively)	502,120	421,048	61,332
Total operating expenses	876,792	885,421	128,976

Operating loss	(411,820)	(305,251)	(44,464)

Interest expense	17,646	40,232	5,860
Interest income	284	4,910	715
Foreign exchange loss	-	10	1
Loss on changes in fair value of convertible notes, derivative liabilities and warrants	116,150	98,879	14,403
Loss on extinguishment of convertible notes	900	-	-
Gain on disposal of subsidiary	93	-	-
Loss before income taxes	(546,139)	(439,462)	(64,013)
Income tax (benefits) expenses	(2,699)	3,917	571
Net loss	(543,440)	(443,379)	(64,584)
Less: Net (loss) income attributable to non-controlling interest	(6)	36	5
Net loss attributable to Puxin Limited	(543,434)	(443,415)	(64,589)

Net loss per share attributable to Puxin Limited
Basic and diluted	(4.40)	(2.64)	(0.38)
Net loss per ADS attributable to Puxin Limited
Basic and diluted	(8.80)	(5.28)	(0.76)

Weighted average shares used in calculating basic and diluted net loss per share	123,488,289	167,791,531	167,791,531

Note: Each ADS represents two ordinary shares.

PUXIN LIMITED

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS

(In thousands of RMB and USD)

	For the six months ended June 30,
	2018	2019	2019
	RMB	RMB	USD

Net loss	(543,440)	(443,379)	(64,584)

Other comprehensive income (loss), net of tax:
Change in cumulative foreign currency translation adjustments	14,715	(2,081)	(303)
Total comprehensive loss	(528,725)	(445,460)	(64,887)
Less: comprehensive (loss) income attributable to non-controlling interest	(6)	36	5

Total comprehensive loss attributable to Puxin Limited	(528,719)	(445,496)	(64,892)

PUXIN LIMITED

RECONCILIATIONS OF GAAP AND NON-GAAP RESULTS

(In thousands of RMB and USD, except for share, per share and per ADS data)

	For the three months ended June 30,
	2018	2019	2019
	RMB	RMB	USD
Operating loss	(86,050)	(168,708)	(24,575)
Add: Share-based compensation expenses	25,056	115,369	16,806
Adjusted operating loss	(60,994)	(53,339)	(7,769)

Net loss attributable to Puxin Limited	(188,410)	(194,637)	(28,352)
Add: Share-based compensation expenses	25,056	115,369	16,806
Add: Loss on changes in fair value of convertible notes, derivative liabilities and warrants	92,485	18,617	2,712
Adjusted net loss attributable to Puxin Limited	(70,869)	(60,651)	(8,834)

Net loss	(188,391)	(194,619)	(28,349)
Add: Income tax (benefits) expenses	(2,476)	1,424	207
Depreciation of property, plant and equipment	14,150	19,357	2,820
Amortization of intangible assets	8,052	8,002	1,166
Interest expense	12,606	10,193	1,485
Less: Interest income	181	4,144	604
EBITDA	(156,240)	(159,787)	(23,275)
Add: Share-based compensation expenses	25,056	115,369	16,806
Loss on changes in fair value of convertible notes, derivative liabilities and warrants	92,485	18,617	2,712
Adjusted EBITDA	(38,699)	(25,801)	(3,757)
Net loss per ADS attributable to Puxin Limited
- Basic and diluted	(2.88)	(2.28)	(0.34)

Adjusted net loss per ADS attributable to Puxin Limited
- Basic and diluted	(1.09)	(0.71)	(0.10)

Weighted average shares used in calculating basic and diluted net loss per share	130,533,721	170,511,022	170,511,022

Note: Each ADS represents two ordinary shares.

PUXIN LIMITED

RECONCILIATIONS OF GAAP AND NON-GAAP RESULTS

(In thousands of RMB and USD, except for share, per share and per ADS data)

	For the six months ended June 30,
	2018	2019	2019
	RMB	RMB	USD
Operating loss	(411,820)	(305,251)	(44,464)
Add: Share-based compensation expenses	310,470	210,117	30,607
Adjusted operating loss	(101,350)	(95,134)	(13,857)

Net loss attributable to Puxin Limited	(543,434)	(443,415)	(64,589)
Add: Share-based compensation expenses	310,470	210,117	30,607
Add: Loss on changes in fair value of convertible notes, derivative liabilities and warrants	116,150	98,879	14,403
Add: Loss on extinguishment of convertible notes	900	-	-
Adjusted net loss attributable to Puxin Limited	(115,914)	(134,419)	(19,579)

Net loss	(543,440)	(443,379)	(64,584)
Add: Income tax (benefits) expenses	(2,699)	3,917	571
Depreciation of property, plant and equipment	27,497	36,663	5,341
Amortization of intangible assets	16,104	15,769	2,297
Interest expense	17,646	40,232	5,860
Less: Interest income	284	4,910	715
EBITDA	(485,176)	(351,708)	(51,230)
Add: Share-based compensation expenses	310,470	210,117	30,607
Loss on changes in fair value of convertible notes, derivative liabilities and warrants	116,150	98,879	14,403
Loss on extinguishment of convertible notes	900	-	-
Adjusted EBITDA	(57,656)	(42,712)	(6,220)
Net loss per ADS attributable to Puxin Limited
- Basic and diluted	(8.80)	(5.28)	(0.76)

Adjusted net loss per ADS attributable to Puxin Limited
- Basic and diluted	(1.88)	(1.60)	(0.23)

Weighted average shares used in calculating basic and diluted net loss per share	123,488,289	167,791,531	167,791,531

Note: Each ADS represents two ordinary shares.